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                             June 17, 2024

       Robert Hayes
       Chief Executive Officer
       Sharps Technology, Inc.
       105 Maxess Road, Ste. 124
       Melville, NY 11747

                                                        Re: Sharps Technology,
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 5, 2024
                                                            File No. 001-41355

       Dear Robert Hayes:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed June 5, 2024

       Proposal 4, page 18

   1. We note that you are seeking stockholder approval of the issuance of 20% or more of your outstanding common
stock in connection with an acquisition. We further note your Form
                                                        8-K filed on June 5,
2024, that discloses your transfer of a $1 million escrow deposit for the exclusive right to
purchase InjectEZ   s assets from Nephron Pharmaceuticals. As it
                                                        appears Proposal 4 is a
solicitation of your shareholders for the purpose of issuing shares pursuant to an
acquisition for which shareholders will not have a separate opportunity to vote, please revise to
provide the information required by Items 11, 13 and 14 of Schedule
                                                        14A, as required by
Note A of Schedule 14A. This includes the amount of securities to be issued, all audited and
pro forma financial information required by Items 13 and 14 of
                                                        Schedule 14A and all
transaction-related information required by Item 14 of Schedule
                                                        14A. Additionally,
please file the amended proxy statement with the PREM14A EDGAR tag and ensure that any
subsequent proxy statement filings are properly designated. In revising the proxy
statement, please clarify the form and amount of consideration to be paid for the
acquisition, including the form of consideration held in escrow.
 Robert Hayes
Sharps Technology, Inc.
June 17, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 or Abby Adams at 202-551-6902 with any other questions.



                                                          Sincerely,

FirstName LastNameRobert Hayes                            Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameSharps Technology, Inc.
                                                          Services
June 17, 2024 Page 2
cc:       Arthur Marcus, Esq.
FirstName LastName